Data 02 SEP 10 AM 12:32 Ref. CESP

São Paulo, September 5, 2002 CT/FFM/1745/2002

02049918

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

SUPPL

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are attaching herewith the Relevant Fact of CESP – Companhia Enegética de São Paulo, forwarded to the Brazilian Securities Commission – CVM on September 4, 2002.

Very truly yours,

PROCESSI
SEP 2 0 200
THOMSON
FINANCIAL

Valmir Alves Gomes
Investor Relations Division Manager

Enclosure: 1

dlw 9/11

Al. Min. Rocha de Azevedo, 25
01410 – 900 São Paulo – SP
Telefone PABX: (0XX11) 252 3611
Fax : (0XX11) 3258 2445
E- mail : inform@cesp.com.br
Datatexto: 01131930CESP BR

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

CNPJ/MF Nº 60.933.603/0001-78

Companhia Aberta

FATO RELEVANTE

Em cumprimento ao que dispõe a Instrução CVM Nº 358/02, comunicamos que a CESP realizou uma operação de reestruturação de parte da sua dívida junto a Secretaria do Tesouro Nacional – STN e, como conseqüência, a STN liberou as garantias depositadas pela CESP em 1996, no valor US$ 174 milhões (cento e setenta e quatro milhões de dólares).

Com essa operação, a CESP concluiu seu equacionamento financeiro para o corrente exercício.

São Paulo, 4 de setembro de 2002

Vicente K. Okazaki

Diretor Financeiro e de Relações com Investidores

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

CNPJ/MF Nº 60.933.603/0001-78

Open Capital Company

RELEVANT FACT

In accordance with Instruction CVM Nº 358/02, we inform that CESP has restructered part of its debt with the National Treasury Secretariat – STN and, as a result of it,STN released the amount deposited by CESP as a guaranty in 1996 of US$ 174 million (one hundred and seventy four million dollars).

CESP, after concluding this operation, has found a positive financial solution for the current fiscal year.

São Paulo, September 4, 2002.

ORIGINAL ASSINADO POR

Vicente K. Okazaki

CFO and Investor Relations